BV Natural Resources, LLC

2194 Snake River Parkway

Suite 300

Idaho Falls, ID, 83402

United States

STRICTLY PRIVATE AND CONFIDENTIAL

April 27, 2022

I-Minerals Inc.

Suite 880

580 Hornby Street,

Vancouver, BC, V6C 3B6

Canada

Attention: John Theobald, Director, President and CEO

Dear Sir,

BV Natural Resources, LLC (“BV”, “we” or “us”) is pleased to submit this indicative non-binding letter of interest (the “Proposal”) to directly or indirectly acquire all of the issued and outstanding stock of i-minerals USA, Inc. (“I-Minerals USA”) a wholly-owned subsidiary of I-Minerals Inc. (the “Company”) for the consideration and on the other terms described below (the “Proposed Transaction”).

Consideration and Transaction Structure

BV proposes to acquire, directly or indirectly through an affiliate, all of the issued and outstanding stock of I-Minerals USA, the fair market value of which on a debt-free basis is currently approximately CA$2.3 million, in full settlement of all outstanding indebtedness of the Company to BV and its affiliates. Immediately prior to the Proposed Transaction, and as a condition to it, the Company will contribute to I-Minerals USA any and all indebtedness of I-Minerals USA owing by I-Minerals USA to the Company, resulting in the termination of such indebtedness. As part of the Proposed Transaction, the Company will covenant to make, promptly following the acquisition of I-Minerals USA, any applicable FIRPTA-related filings, and pay over to BV any tax refunds paid or credited to the Company or any of its affiliates in connection therewith. Any related actions required to terminate any associated security will be carried out concurrently with the foregoing steps.

As a result, immediately following the completion of the Proposed Transaction, all outstanding indebtedness between BV (and its affiliates) and the Company, on the one hand, and the Company and I-Minerals USA, on the other hand, and any related security in respect of all such indebtedness, will have been terminated, and BV will be, directly or indirectly, the sole stockholder of I-Minerals USA. BV understands that at such time the Company and I-Minerals USA would have no other material third party indebtedness outstanding.

BV’s offer takes into account the fact that the levels of indebtedness of both the Company and I-Minerals USA significantly exceeds the respective value of their assets.

The Proposed Transaction would be structured as a purchase (or other transfer) of stock and termination of indebtedness, governed by the laws of Idaho.

Internal and Other Approvals

The Proposed Transaction has the full support of Allen Ball. The proposal remains subject to the satisfactory completion of due diligence, the execution of mutually satisfactory transaction documents, and approvals customary for a transaction of this nature.

Next Steps

Definitive Agreements

BV proposes to begin negotiating the definitive transaction agreements with a view to completing the Proposed Transaction expeditiously.

Maturing Indebtedness and Interim Financing

BV and its affiliates are prepared to extend the current maturity date of any indebtedness owing to BV and its affiliates in order to provide additional time to pursue the Proposed Transaction. The terms of any such maturity extensions and additional financing will be negotiated concurrent with the completion of diligence and negotiation of the definitive transaction documents.

Employees and Consultants

It is a key objective of BV that any employees and consultants of the Company with expertise necessary to the future of I-Minerals USA be retained following completion of the Proposed Transaction. Accordingly, BV wishes to engage with the Company to ensure that any such employees enter into agreements with I-Minerals USA (or an affiliate of BV) in connection with the Proposed Transaction.

Confirmatory Due Diligence

BV considers its due diligence regarding I-Minerals USA to be substantially complete, but the Proposed Transaction remains subject to any further due diligence that BV may consider necessary or desirable to complete prior to the execution of definitive transaction agreements.

Legal Effect

This letter is not, and is not intended to be, a legally binding agreement or an offer or commitment to enter into a binding agreement, and it is conditional upon a number of matters, including satisfactory completion of remaining due diligence and the negotiation and execution of transaction documentation. This letter does not represent a firm intention or obligation of BV to acquire I-Minerals and shall not be construed to create or imply any binding offer capable of acceptance or any obligation on any person to otherwise enter into or consummate a transaction, except as may be expressly set forth in a definitive written agreement, if any, entered into with respect to the Proposed Transaction.

Confidentiality

This proposal is confidential and is being submitted on the condition that the Company, its affiliates and its and their respective directors, officers, employees, agents, advisors and representatives will not, without BV’s prior written consent, disclose the existence of this letter, the terms contained herein, any communications in connection herewith, BV’s identity or interest in a transaction with the Company to any person other than the Company’s officers, directors and financial and legal advisors on a need-to-know basis in connection with the evaluation of the Proposed Transaction, save as may be required by applicable law and prior written notice thereof has been provided to BV.

* * * * *

BV looks forward to hearing from you and the Company. We kindly ask that you deliver your response to this proposal prior to 4:00 p.m. (Vancouver Time) on May 3, 2022. If you have any questions regarding this proposal, please feel free to contact Cortney Liddiard at 208-523-3794.

Yours truly,

/s/ Cortney Liddiard

Cortney Liddiard

President

BV Management Services, Inc.,

the manager of Ball Ventures, LLC,

the member of BV Natural Resources, LLC

* * * * *

Proposal agreed and accepted this 3rd day of May, 2022.

I-MINERALS INC.

/s/ John Theobald

John Theobald

Director, President and CEO